U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                                                   Commission File No. 001-01416

                           NOTIFICATION OF LATE FILING



|X|  Form 10-K         |_|  Form 20-F         |_|  Form 11-K      |_|  Form 10-Q
|_|  Form N-SAR

For the Period Ended:  DECEMBER 31, 2000

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant:              SAMES CORPORATION

Address of Principal Executive        9201 W. BELMONT AVE.
Office:                               FRANKLIN PARK, IL  60131

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or



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     |_| (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     One of the Registrant's subsidiaries, Sames, S.A., is based in France. Due to delays in obtaining and compiling the financial information, data and other information from this subsidiary necessary to consolidate and finalize the Registrant's fiscal 2000 financial statements, the fiscal year end December 31, 2000 annual audit of Sames Corporation by KPMG LLP is not yet complete, and will not be complete by the required filing date of its Form 10-K report. The Registrant intends to file its completed Form 10-K report for the fiscal year ending December 31, 2000 within the fifteen (15) day period provided by Rule 12b-25 under the Securities Exchange Act of 1934.


                           PART IV - OTHER INFORMATION

         (1) Name, address and telephone number of person to contact in regard to this notification:


                                RONALD A. KOLTZ
                              9201 W. BELMONT AVE.
                            FRANKLIN PARK, IL 60131
                                 (847) 737-5970

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              |X|  Yes           |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              |X|  Yes           |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that its Form 10-K report for the fiscal year ended December 31, 2000 will show a loss from continuing operations for the year ended December 31, 2000 of $5.7 million and a net loss of $8.7 million, compared to income from continuing operations of $3.1 million and a net loss of $1.8 million for the fiscal year ended November 30, 1999. The anticipated losses are primarily the result of: (1) a decrease in sales; (2) cost overruns and substantially reduced margins on a number of large


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automotive paint shop installations and other  adjustments,  including those for reserves for retirement costs at the Registrant's French subsidiary; (3) non-recurring charges related to a reduction in staff at the Registrant's French subsidiary; (4) a one-time charge to reduce the balance sheet carrying value of deferred tax assets initially recorded in prior years; (5) a loss from discontinued operations; and (6) a decline in the average exchange value of the French franc versus the U.S. dollar.

         SAMES CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001                       By: /s/ Ronald A. Koltz
                                                --------------------------------
                                                Name:    Ronald A. Koltz
                                                Title:   Chief Financial Officer



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